Exhibit 99.1

noco-noco Inc. Announces Receipt of Nasdaq Determination Letter and Decision to Appeal

Singapore, July 25, 2024 – noco-noco Inc. (Nasdaq: NCNC) (the “Company”), today announced that it received a delisting determination letter from the Nasdaq Stock Market LLC (“Nasdaq”) on July 19, 2024 stating that the staff of the Listing Qualifications Department (the “Staff”) has determined that the Company’s securities will be delisted from Nasdaq, that trading of the Company’s ordinary shares will be suspended at the opening of business on July 30, 2024 and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq.

The Company has submitted a hearing request before the Nasdaq Hearings Panel to appeal the Staff’s determination and paid the hearing fee of $20,000. This appeal request, along with the payment of the hearing fee will stay the suspension of the Company’s securities and the filing of the Form 25-NSE with the SEC, pending the Panel’s decision. Consequently, noco-noco Inc’s ordinary shares will continue to trade on the Nasdaq Capital Market until a final determination is made.

The delisting notice follows the Staff’s notification on November 16, 2023 that the bid price of the Company’s ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, resulting in non-compliance with Listing Rule 5550(a)(2) (the “Rule”). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until May 14, 2024, to regain compliance with the Rule. The Company has not regained compliance with the Rule and is not eligible for a second 180 day period. Specifically, the Company does not comply with the minimum stockholders’ equity requirements for initial listing on The Nasdaq Capital Market under Listing Rule 5505.

“We recognize the importance to our shareholders of listing our shares on Nasdaq, acknowledging the liquidity and pricing efficiency offered by the exchange. We are committed to enhancing our corporate performance, which we believe will allow us to comply with the ongoing listing requirements,” stated Mr. Masataka Matsumura, CEO and Director of noco-noco Inc.

Forward-looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About noco-noco

noco-noco Inc. (Nasdaq: NCNC) is a technology solutions provider working to accelerate the global transformation towards a decarbonized economy. With its focus on commercializing innovative battery technology, the revolutionary X-SEPA™ technology, a separator and electrolyte battery technology developed in Japan forms the core of the technology. X-SEPA™ lengthens battery life and provides a high level of thermal stability by enabling batteries to have high heat-resistant performance without compromising performance at low temperatures. noco-noco aims to address sustainability by enhancing the economic life of batteries for 1st and 2nd life use while minimizing resource wastage to provide affordable and sustainable energy storage solutions. noco-noco Inc. made its Nasdaq debut in Aug 2023. For more information on noco-noco, visit https://noco-noco.com.

For further information, please contact:

noco-noco Inc.

E-mail: investor@noco-noco.com